Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

U.S.A.

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

U.S.A.

October 16, 2018

VIA EDGAR

Mr. J. Nolan McWilliams

Ms. Julie Griffith

Mr. Lyn Shenk

Ms. Melissa Gilmore

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re: Niu Technologies (CIK No. 0001744781)

Registration Statement on Form F-1 (File No. 333-227497)

Ladies and Gentlemen:

We hereby join Niu Technologies (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on October 18, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 813 copies of the Company’s preliminary prospectus dated October 9, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name: Marc Bernstein
Title: Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ James Perry
Name: James Perry
Title: Managing Director

[Signature Page to the Acceleration Request]